Banuestra Financial Corporation
623 Holcomb Bridge Road
Roswell, GA 30076-1511
(770) 640-0695

April 26, 2007

Via Edgar and Facsimile

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:       Todd Schiffman

Re:	Banuestra Financial Corporation
Registration Statement on Form SB-2
Filed July 20, 2006 (as amended)
File No. 333-135900

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests acceleration of the above-referenced Registration Statement so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on April 30, 2007, or as soon thereafter as is practicable.

We hereby acknowledge that:

•                              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Rusty Pickering of Nelson Mullins Riley & Scarborough LLP, at 404-817-6117 if you have any questions concerning this request.

Banuestra Financial Corporation

By:	/s/ Drew Edwards
Drew Edwards
Chief Executive Officer